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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 34)

                              COLUMBIA ENERGY GROUP
                            (NAME OF SUBJECT COMPANY)


                              COLUMBIA ENERGY GROUP
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, PAR VALUE $0.01
                         (TITLE OF CLASS OF SECURITIES)

                                    197648108
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              MICHAEL W. O'DONNELL
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              COLUMBIA ENERGY GROUP
                            13880 DULLES CORNER LANE
                             HERNDON, VIRGINIA 20171
                                 (703) 561-6000
           (NAME,ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
               RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE
                           PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             NEIL T. ANDERSON, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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         This    Amendment    No.    34    amends    and     supplements     the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 6, 1999, and as subsequently amended July 6, 1999, July 9, 1999, July 12, 1999, July 15, 1999, July 16, 1999, July
20, 1999, July 22, 1999, July 30, 1999,  August 3, 1999,  August 4, 1999, August
5, 1999,  August 6, 1999,  August 9, 1999,  August 11,  1999,  August 12,  1999,
August 13, 1999,  August 16, 1999,  August 17, 1999, August 19, 1999, August 31,
1999, September 2, 1999, September 3, 1999, September 7, 1999, September 9, 1999, September 10, 1999, September 13, 1999, September 14, 1999, September 15, 1999, September 16, 1999, September 17, 1999, September 20, 1999 and September 21, 1999 (as so amended, the "Schedule 14D-9"), by Columbia Energy Group, a Delaware corporation (the "Company"), relating to the tender offer by NiSource Inc., an Indiana corporation, to purchase for cash through its wholly-owned subsidiary, CEG Acquisition Corp., a Delaware corporation, all of the outstanding common shares, par value $0.01 per share, of the Company (the "Offer"). Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         Item 6 is hereby supplemented and amended by adding the following:

         On September 21, 1999, pursuant to its previously announced repurchase program, the Company purchased 10,000 Shares on the open market at a weighted average price per share of $58.0375.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         Item 8 is hereby supplemented and amended by adding the following:

         On September 22, 1999, the Court of Chancery of the State of Delaware dismissed the lawsuit filed by NiSource Capital Markets Inc. alleging that the Company was required to reconvene its 1999 stockholders meeting. NiSource claimed the Company was required to reconvene the meeting in order to elect a thirteenth director to the Board.

         Chancellor William B. Chandler, III ruled that NiSource had no legal right to the relief it requested and that equitable considerations warranted dismissal of NiSource's lawsuit. Chancellor Chandler also denied a motion for judgement seeking the same relief in an action filed by certain Company stockholders, purportedly on behalf of a class consisting generally of the stockholders of the Company.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               COLUMBIA ENERGY GROUP



                               By:   /s/ Michael W. O'Donnell
                                  ----------------------------------------------
                               Name: Michael W. O'Donnell
                               Title: Senior Vice President and Chief Financial Officer


Dated: September 22, 1999